Columbia Pipeline Group, Inc.

5151 San Felipe Street, Suite 2500

Houston, Texas 77056

May 8, 2015

VIA EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Columbia Pipeline Group, Inc. Amendment No. 2 to Registration Statement on Form 10 Filed April 17, 2015 File No. 001-36838

Dear Ms. Ransom:

On behalf of Columbia Pipeline Group, Inc. (the “Company”), I am submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated May 5, 2015 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form 10 filed on April 17, 2015, which amended the Registration Statement on Form 10 originally filed on February 6, 2015 (the “Form 10”). The Company is concurrently filing Amendment No. 3 to the Form 10, which incorporates the revisions discussed below and a revised information statement attached as Exhibit 99.1 (the “Information Statement”).

For your convenience, set forth below in italics are each of the comments in the Comment Letter, followed by the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made in response to the Staff’s comment. All page numbers refer to the page numbers in the revised Information Statement included in Amendment No. 3 to the Form 10. References in this letter to “we,” “our” or “us” mean the Company, and capitalized terms used, but not defined, in our letter have the meanings given to such terms in Amendment No. 3 to the Form 10.

Exhibit 99.1

Unaudited Pro Forma Combined Financial Statements, page F-2

1.	We note your $42.0 million adjustment (a) to net income attributable to noncontrolling interest for the public interest in the MLP. Please provide us with your calculation of this adjustment and tell us how you considered the subordinated limited partner units directly owned by CEG. Once you compute the allocation to noncontrolling interest on the balance sheet, please also provide us with your calculation for that pro forma adjustment.

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

May 8, 2015

Response:

In response to the Staff’s comment, we have provided our calculation of the net income attributable to noncontrolling interest below. The calculation only includes the public’s ownership percentage of Columbia OpCo through the MLP of 8.4% and excludes the subordinated units directly owned by CEG. Since CEG is wholly owned by and consolidated into CPG, CEG ownership of the subordinated units would be considered as part of CPG’s controlling interest in Columbia OpCo.

12/31/2014
(in millions)
Income from Continuing Operations before Income Taxes(1)	$385.6
Add: Interest expense attributable to new credit facility(2)	114.8

Income attributable to Columbia OpCo	500.4
Public ownership interest in Columbia OpCo net income of 8.4%	42.0

(1)	Income from Continuing Operations before Income Taxes is used as the starting number to calculate the pro forma Income attributable due to the fact that the MLP is not subject to income taxes and, therefore, the net income attributable to noncontrolling interest is calculated before the taxes that are applied at the CPG level.
(2)	As the interest expense will be incurred at the CPG level, outside of Columbia OpCo, it is added back to determine a materially correct pro forma income attributable to Columbia OpCo for the period presented. We note that other amounts on the income statement are immaterial related to entities not included in Columbia OpCo. For example, net income for other entities included in CPG but excluded from the MLP (i.e. Crossroads and CEG stand alone), was approximately $25,000 for the period presented. Therefore, we did not adjust Income from Continuing Operations before Income Taxes for these immaterial amounts in calculating Income attributable to Columbia OpCo.

On page F-5 of the Information Statement, we have included the equity attributable to noncontrolling interest as of March 31, 2015. No pro forma adjustment was necessary in relation to noncontrolling interest, since the initial public offering of the MLP was completed prior to the balance sheet date.

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

May 8, 2015

2.	Please revise footnote (d) to explain the elimination of accounts receivable from affiliates against borrowings from affiliates. Your current explanation of pro forma adjustment (d) appears incomplete.

Response:

In response to the Staff’s comment, we have revised footnote (d) on page F-8 of the Information Statement to explain the elimination of accounts receivable from affiliates against borrowing from affiliates.

3.	Please refer to footnotes (c) and (g). Please tell us whether the senior unsecured notes will be issued prior to your request for effectiveness of this Form 10 and respond to the following comments:

•	If so, please confirm our assumption that you will update the description of these notes in the pro forma footnotes to disclose the actual interest rate and maturity date.

•	If not, please tell us why you consider the issuance of these notes to be factually supportable and the amount of principal and interest rate to be objectively determinable. See Rule 11-02(b)(6) of Regulation S-X. For example, if you have a draft debt agreement that specifies these terms and to which a borrower has preliminarily agreed, please explain that to us in detail. Please revise your disclosure to clarify this matter to your investors.

Response:

The senior unsecured notes will be issued prior to our request for effectiveness of our Registration Statement on Form 10. After the terms of the notes are known to us, we will update the description of the notes in the pro forma footnotes to disclose the actual interest rate and maturity date.

4.	We note your discussion of the revolving credit facility fee in footnote (g). Please revise this footnote to disclose the assumptions you made in calculating the revolving credit facility fees. In this regard, we note from your disclosures on page 181 that the facility fee can vary. See Rule 11-02(b)(6) of Regulation S-X.

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

May 8, 2015

Response:

In response to the Staff’s comment, we have revised footnote (g) on page F-8 of the Information Statement to clarify that the revolving credit facility fees included in the pro forma adjustment relate to the amortization of issuance costs incurred in December of 2014 for the revolving credit facilities and are not related to the fees to use the facilities as these are not factually supportable.

5.	Please tell us why you eliminated the adjustment for the allocation of pension and other postretirement benefit assets and liabilities of former NiSource employees transferred to CPG as part of the Separation.

Response:

After the filing of Amendment No. 1 to the Form 10, but prior to the filing of Amendment No. 2 to the Form 10, employee assignments for post-Separation CPG were proposed. NiSource subsequently contacted its third-party actuary to obtain an estimate of the impact of the reassignment of pre-Separation NiSource employees on CPG’s funded status. NiSource’s actuary stated that such an estimate could not reliably be provided absent a full remeasurement of the CPG benefit plans. Both NiSource and CPG anticipate remeasuring their respective benefit plans as of July 1, 2015. However, at the time of the filing of Amendment No. 2 to the Form 10, we did not believe an estimate for this adjustment was factually supportable. Consequently, we removed the related pro forma adjustment from the financial statements. Please note that as discussed in footnote 11 to the financial statements, CPG follows multiple employer accounting for pensions and other postretirement benefit plans. As such, the funded status of pre-Separation CPG employees (which represents a large majority of the post-Separation CPG employee headcount) is already reflected in the financial statements. The additional funded status resulting from the NiSource employees that will be assigned to CPG is not anticipated to be material.

* * * * *

Finally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

May 8, 2015

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please contact the undersigned at (614) 460-6499 or spsmith@nisource.com.

Sincerely,

/s/ Stephen P. Smith

Stephen P. Smith

President